Exhibit 5.5

CONSENT OF IMOLA GÖTZ

I, Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering for Sandstorm Gold Ltd., consent to the use of and reference to my name, and the inclusion and incorporation by reference in the registration statement on Form F-10 of Sandstorm Gold Ltd. and any amendments or supplements thereto (the “Registration Statement”), of the information prepared by me, that I supervised the preparation of or reviewed or approved by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Registration Statement, including all information of a scientific or technical nature in the Registration Statement.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Registration Statement.

Date: September 22, 2022

/s/ Imola Götz
Name: Imola Götz, M.Sc., P.Eng, F.E.C
Title: Vice President, Mining and Engineeringfor Sandstorm Gold Ltd.